September 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS International, Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 18, 2015

File No. 333-205442

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 28, 2015 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed by ARRIS International, Ltd. (“we,” “us,” “our” or the “Company”). For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

As described below, we respectfully submit that no changes to the pro forma financial information are required and, as a result, we have not filed an amendment to the Registration Statement in response to the Staff’s comments.

Preliminary Pro Forma Adjustments, page 115

(q) Integration, acquisition, restructuring and other costs, page 120

1.	We note that, for the six months ended June 30, 2015, you eliminated a total of $13.1 million in Combination-related expenses. Some of these expenses are described as integration, restructuring and other costs. Please tell us what is included in these expenses and why you believe they are directly attributable to the transaction.

United States Securities and Exchange Commission

September 2, 2015

Response

The $13.1 million of Combination-related expenses eliminated consist of $3.3 million of banker fees, $6.5 million of legal fees and $3.3 million of advisor fees incurred by ARRIS and Pace plc as of June 30, 2015. The $13.1 million of expenses does not include any costs related to integration or restructuring activities of ARRIS or Pace plc. Given that the $13.1 million of Combination-related expenses are directly attributable to the Combination and will not have a continuing impact on the operations of New ARRIS, we removed such expenses from the pro forma statement of operations for the six months ended June 30, 2015. The caption “Integration, acquisition, restructuring and other costs” was used only to correspond with the line item in our historical statement of operations and was not intended to imply that integration or restructuring charges were being eliminated as part of the pro forma adjustments.

(r) Interest expense, page 120

2.	We note that, for the six months ended June 30, 2015, you eliminated $12.3 million in ARRIS’s historical financing fees. Please tell us how these financing fees are directly attributable to the transaction. We note that the overall impact of your pro forma adjustment is a $5.4 million decrease to interest expense. Please explain why pro forma interest expense is decreased, given the additional $800 million in new debt.

Response

Under U.K. law, we were required to certify to the U.K. Takeover Panel that we had available 100% of the funds necessary to complete the transaction. In order to satisfy this condition, as described in Note (r) to the pro forma financial information, the Company restructured its existing debt facilities, including increasing the amount available thereunder to complete the Combination. Of the total fees incurred in connection with the Financing, $12.3 million was expensed through the interest expense line item in the Company’s historical statement of operations for the six months ended June 30, 2015, based on the guidance in ASC 470-50. The pro forma adjustment to interest expense removes the $12.3 million of financing fees as of June 30, 2015, as the fees are directly attributable to the Combination and will not have a continuing impact on the operations of New ARRIS.

The pro forma adjustment to interest expense is required to reflect the effects of the Financing as if the Combination and Financing had occurred as of January 1, 2014. The pro forma adjustment to interest expense of $5.4 million for the six months ended June 30, 2015 reflects the recalculated interest expense of $10.7 million (to reflect the $800 million of additional debt from the Term A-1 Loan Facility) and the amortization of new and existing ARRIS debt issuance costs of $4.5 million, which were more than offset by the elimination of (i) $4.0 million of Pace historical interest expense due to the repayment of Pace debt as a result of the Combination, (ii) $4.3 million of ARRIS amortization of debt issuance costs related to the prior credit facilities and (iii) $12.3 million of ARRIS financing fees referenced

United States Securities and Exchange Commission

September 2, 2015

above that are directly attributable to the Combination and will not have a continuing impact on the operations of New ARRIS. This reconciliation of the changes to interest expense is included in Note (r) to the pro forma financial information on page 120 of Amendment No. 2 to the Registration Statement.

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If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ Patrick W. Macken

Patrick W. Macken
Senior Vice President, General Counsel

cc:  W. Brinkley Dickerson, Jr. (Troutman Sanders)